UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*
______________________
VMware, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

928563402
(CUSIP Number)

Janet M. Bawcom
Senior Vice President - Corporate, Finance & Securities Counsel
Dell Technologies Inc.
One Dell Way
Round Rock, TX 78682
(512) 728-7800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Richard J. Parrino
Kevin K. Greenslade
Hogan Lovells US LLP
555 Thirteenth Street, N.W.
Washington, D.C. 20004
(202) 637-5600

August 23, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 928563402	Page 2 of 9

1	Names of reporting persons Dell Technologies Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 333,423,094 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 333,423,094 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 333,423,094 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 81.4%2/
14	Type of reporting person (see instructions) CO
_____________

1/
Includes (i) 33,423,094 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/
Based on 109,675,852 shares of Class A Common Stock outstanding as of August 18, 2017, as provided by the Issuer, and assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402	Page 3 of 9

1	Names of reporting persons EMC Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 333,423,094 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 333,423,094 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 333,423,094 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 81.4%2/
14	Type of reporting person (see instructions) CO
_____________

1/
Includes (i) 33,423,094 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/
Based on 109,675,852 shares of Class A Common Stock outstanding as of August 18, 2017, as provided by the Issuer, and assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402	Page 4 of 9

1	Names of reporting persons Michael S. Dell
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 333,423,094 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 333,423,094 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 333,423,094 shares of Class A Common Stock2/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 81.4%2/
14	Type of reporting person (see instructions) IN
_____________

1/
Includes (i) 33,423,094 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/
Based on 109,675,852 shares of Class A Common Stock outstanding as of August 18, 2017, as provided by the Issuer, and assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

Explanatory Note
This Amendment No. 9 (the “Amendment”) amends the statement on Schedule 13D originally filed by Dell Technologies Inc. (“Dell Technologies”), EMC Corporation (“EMC”) and Michael S. Dell as the Reporting Persons on September 15, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on November 8, 2016, Amendment No. 2 to the Schedule 13D filed on December 15, 2016, Amendment No. 3 to the Schedule 13D filed on December 22, 2016, Amendment No. 4 to the Schedule 13D filed on February 15, 2017, Amendment No. 5 to the Schedule 13D filed on March 30, 2017, Amendment No. 6 to the Schedule 13D filed on April 5, 2017, Amendment No. 7 to the Schedule 13D filed on April 13, 2017 and Amendment No. 8 to the Schedule 13D filed on May 10, 2017 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
This Amendment is being filed to report the entry by Dell Technologies into a supplement to a previously reported stock purchase agreement with the Issuer pursuant to which an indirect wholly-owned subsidiary of Dell Technologies will sell to the Issuer, and the Issuer will purchase for cash from such subsidiary, shares of Class A Common Stock of the Issuer.
Item 4.    Purpose of the Transaction.
Item 4 is hereby amended as follows:
The information set forth in amended Item 6 below is incorporated by reference herein.
Item 5.    Interest in Securities of the Issuer.
Items 5(a) and (b) are hereby amended as follows:

(a)
As of August 18, 2017, Dell Technologies, EMC and Michael S. Dell are the beneficial owners of an aggregate of 333,423,094 shares of Class A Common Stock of the Issuer, consisting of (i) 33,423,094 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock that are convertible into an equal number of shares of Class A Common Stock at any time. As of August 18, 2017, the 333,423,094 shares of Class A Common Stock beneficially owned by Dell Technologies, EMC and Michael S. Dell represent approximately 81.4% of the shares of Class A Common Stock.1/

(b)	As of August 18, 2017:
Dell Technologies has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 333,423,094 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 333,423,094 shares.
EMC has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 333,423,094 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and
__________

1/
Based on 109,675,852 shares of Class A Common Stock outstanding as of August 18, 2017, as provided by the Issuer, and assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

(iv)	shared power to dispose or direct the disposition of 333,423,094 shares.
Michael S. Dell has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 333,423,094 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 333,423,094 shares.
Under the terms of the Issuer’s Amended and Restated Certificate of Incorporation, a holder of a share of Class A Common Stock is entitled to one vote per share and a holder of a share of Class B Common Stock is entitled to ten votes per share. As of August 18, 2017, Dell Technologies, EMC and Michael S. Dell control approximately 97.5% of the combined voting power of both classes of common stock of the Issuer. In addition, the holders of the Class B Common Stock, voting separately as a class, are entitled to elect 80% of the total number of directors on the Issuer’s board of directors.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended as follows:
August 2017 Stock Purchase Agreement
On August 23, 2017, Dell Technologies entered into a purchase commitment supplement (“Supplement No. 2”) to the previously reported stock purchase agreement, dated as of March 29, 2017, by and among Dell Technologies, EMC Equity Assets LLC (“EMC Sub”), an indirect wholly-owned subsidiary of Dell Technologies, and the Issuer (as supplemented by Supplement No. 2, the “August 2017 Stock Purchase Agreement”). Pursuant to the August 2017 Stock Purchase Agreement, EMC Sub will sell to the Issuer, and the Issuer will purchase for cash from EMC Sub, $300 million of Class A Common Stock. Dell Technologies expects to apply the proceeds from the sale to the repurchase of shares of its Class V common stock, but may use such proceeds for other purposes.
Under the terms of the August 2017 Stock Purchase Agreement, the Issuer will receive delivery of Class A Common Stock with a value of approximately $240 million on the sale date in exchange for payment of $300 million in cash in an initial closing scheduled to occur on September 14, 2017, with the remainder of the Class A Common Stock to be delivered at a later date in a second closing expected to occur in the third quarter of Dell Technologies’ 2018 fiscal year. The total number of shares of Class A Common Stock to be purchased by the Issuer under the August 2017 Stock Purchase Agreement will be based on the volume-weighted average per share price of the Class A Common Stock as reported on the New York Stock Exchange during a specified reference period, less a discount of 3.5% from that volume‑weighted average per share price, and subject to adjustment in certain circumstances.

Dell Technologies and its controlled affiliates (other than the Issuer and the Issuer’s subsidiaries) are prohibited under the August 2017 Stock Purchase Agreement from acquiring additional shares of the Class A Common Stock during the specified reference period referred to above.

The foregoing summary of the August 2017 Stock Purchase Agreement is qualified in its entirety by reference to the complete text of the stock purchase agreement, dated as of March 29, 2017, filed with Amendment No. 5 to the Schedule 13D, and Supplement No. 2, a copy of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.    Material to be filed as Exhibits.
Item 7 is hereby amended as follows:
Exhibit 10 - Purchase Commitment Supplement No. 2, dated as of August 23, 2017, to that certain Stock Purchase Agreement, dated as of March 29, 2017, among Dell Technologies Inc., EMC Equity Assets LLC and VMware, Inc., incorporated by reference to Exhibit 99.1 to VMware, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 24, 2017 (Commission File No. 001-33622)
Exhibit 11 - Limited Power of Attorney for Section 13 or Section 16 Reporting Obligations

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 is true, complete and correct.
Dated: August 24, 2017

DELL TECHNOLOGIES INC.

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Senior Vice President and Assistant Secretary

EMC CORPORATION

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Senior Vice President and Assistant Secretary

MICHAEL S. DELL

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit
10
Purchase Commitment Supplement No. 2, dated as of August 23, 2017, to that certain Stock Purchase Agreement, dated as of March 29, 2017, among Dell Technologies Inc., EMC Equity Assets LLC and VMware, Inc., incorporated by reference to Exhibit 99.1 to VMware, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 24, 2017 (Commission File No. 001-33622)

11	Limited Power of Attorney for Section 13 or Section 16 Reporting Obligations